VEON Announces 2025 AGM and Board Nominees Dubai, March 31, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator, (“VEON” or the “Company”), today announced that its Board of Directors (the “Board”) has set the date for the Company’s 2025 Annual General Meeting of Shareholders (the “AGM”) for May 8, 2025. The record date for the AGM has been set for March 31, 2025. The Board and its Remuneration and Governance Committee have recommended VEON’s seven current Board members for re-election at the AGM, including among them five nominees by statutory requisition from shareholders holding in excess of 5% of our issued share capital. The recommended nominees are Augie K Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and Kaan Terzioglu, the Company’s current CEO. Commenting on the slate of director nominees, the Chairman of the Board and its Remuneration and Governance Committee Augie K Fabela II stated: "VEON’s exceptional performance over the past year shows that we are pursuing the right strategy. The VEON Board has a strong mix of skills and experience, and with several new members joining in 2024, we support continuity this year to build on our success and drive forward our strategic priorities." In addition to the election of Board members, the AGM agenda includes the re-appointment of UHY LLP as external auditor of the financial statements for the Company for the financial year ended December 31, 2025, as well as the receipt by shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended December 31, 2024. Further details on the Company’s AGM, including information on the re-appointment of UHY LLP, summary biographies on the slate of nominees seeking election to the Board, voting and procedural matters, will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting.

About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information Hande Asik Group Director of Communications pr@veon.com